Exhibit 99.2

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In U.S. dollars, except for shares data)

	June 30,	December 31,
	2019	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$53,548	$477,309
Accounts receivable, net	44,766	92,149
Other receivables and prepayments, net	44,121	267,781
Advance to suppliers	148,030	152,751
Inventories, net	1,117,256	1,349,102
Other taxes receivable	352,628	374,270
Operating lease right-of-use assets, current	41,546	-
Total Current Assets	1,801,895	2,713,362

Property and equipment, net	853,504	1,261,493
Construction in progress	224,147	223,772
Operating lease right-of-use assets, net	17,714	-
Marketable equity securities	821,739	-
Non-marketable equity securities	-	1,500,043
Total assets	$3,718,999	$5,698,670

CURRENT LIABILITIES:
Accounts payable	$261,459	$234,449
Operating lease liabilities, current	44,268	-
Advances from customers	298,564	232,565
Accrued expenses and other current liabilities (including rental payable to a related party of $77,104 and $42,223 at June, 30, 2019 and December 31, 2018, respectively)	1,389,273	977,119
Due to related parties
- Short-term borrowings and interest payable	741,385	-
Warranty obligation	4,852	8,671
Total Current Liabilities	2,739,801	1,452,804

OTHER LIABILITIES
Warrants liability	1,229,067	1,129,246
Total Liabilities	$3,968,868	$2,582,050

SHAREHOLDERS’ (DEFICIT) EQUITY
Common shares, $0.002731 par value, 50,000,000 shares authorized, 17,806,586 shares issued and outstanding at June 30, 2019 and December 31, 2018	$48,630	$48,630
Additional paid in capital	40,689,949	40,620,772
Accumulated deficit	(43,468,419)	(40,156,204)
Accumulated other comprehensive income	2,479,971	2,603,422
Total shareholders’ (deficit) equity	(249,869)	3,116,620
Total liabilities and shareholders’ (deficit) equity	$3,718,999	$5,698,670

The accompanying notes are an integral part of these condensed consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

(In U.S. dollars, except for shares data)

	For Six Months Ended
	June 30,
	2019	2018

Revenues	242,213	301,293

Costs of revenue	(418,227)	(333,995)

Gross loss	(176,014)	(32,702)

Selling expenses	(556,213)	(1,131,219)
General and administrative expenses	(1,753,718)	(2,028,028)
Provision for doubtful accounts	(43,873)	(33,621)

Operating loss	(2,529,818)	(3,225,570)

Financial expenses	(7,911)	(8,725)
Other income	21,682	23,100
Other expense	(18,044)	(124,159)
Unrealized loss on securities	(678,304)	-
Change in fair value of warrants liability	(99,820)	(110,021)
Loss before provision for income tax	(3,312,215)	(3,445,375)

Provision for income taxes	-	-

Net loss attributable to Lianluo Smart Limited	$(3,312,215)	$(3,445,375)

Other comprehensive loss:
Foreign currency translation loss	(123,451)	(103,418)
Comprehensive loss	$(3,435,666)	$(3,548,793)

Loss per share
Basic and diluted	$(0.19)	$(0.20)

Weighted average number of common shares outstanding
Basic and diluted	17,806,586	17,501,354

The accompanying notes are an integral part of these condensed consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

(In U.S. dollars, except for shares data)

Six Months Ended June 30, 2019

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total
Balance as of January 1, 2019	17,806,586	$48,630	$40,620,772	$(40,156,204)	$2,603,422	$3,116,620
Stock based compensation	-	-	69,177	-	-	69,177
Foreign currency translation	-	-	-	-	(123,451)	(123,451)
Net loss	-	-	-	(3,312,215)	-	(3,312,215)
Balance as of June 30, 2019	17,806,586	$48,630	$40,689,949	$(43,468,419)	$2,479,971	$(249,869)

Six Months Ended June 30, 2018

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total
Balance as of January 1, 2018	17,312,586	$47,281	$39,233,137	$(31,246,202)	$3,118,899	$11,153,115
Issuance of shares upon excise of share-based awards	19,000	52	17,799	-	-	17,851
Issuance of shares to non-employees	275,000	751	835,249	-	-	836,000
Stock based compensation	-	-	166,210	-	-	166,210
Foreign currency translation	-	-	-	-	(103,418)	(103,418)
Net loss	-	-	-	(3,445,375)	-	(3,445,375)
Balance as of June 30, 2018	17,606,586	$48,084	$40,252,395	$(34,691,577)	$3,015,481	$8,624,383

The accompanying notes are an integral part of these condensed consolidated financial statements.

 LIANLUO SMART LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In U.S. dollars)

	For Six Months Ended June 30,
	2019	2018

Cash flows from operating activities
Net loss	$(3,312,215)	$(3,445,375)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	69,177	1,001,459
Depreciation and amortization	414,224	290,667
(Gain) Loss on disposal of equipment	(15,247)	122,122
Provision for doubtful accounts	43,873	33,621
Change in warranty obligation	(3,881)	(12,073)
Provision for inventory obsolescence	114	61,253
Change in fair value of warrants liability	99,820	110,021
Unrealized loss on securities	678,304	-
Changes in assets and liabilities:
Decrease (Increase) in accounts receivable	42,873	(18,773)
Decrease in advances to suppliers	4,721	348,539
Increase in other receivables and prepayments, net - related party	-	(61,363)
Decrease in other receivables and prepayments, net - third parties	184,296	51,824
Increase in interest receivables - related party	(1,023)	-
Decrease (Increase) in inventories	231,644	(1,068,701)
Increase in operating lease right-of-use assets, net	(59,260)	-
Decrease (Increase) in other taxes receivable	21,642	(115,254)
Increase in accounts payable	27,010	504,582
Increase in interest payable – related party	8,908	-
Increase in operating lease liabilities, current	44,268	-
Increase (Decrease) in advances from customers	65,999	(79,033)
Increase (Decrease) in accrued expenses and other current liabilities	412,154	(178,044)
Net cash used in operating activities	(1,042,599)	(2,454,528)

Cash flows from investing activities
Proceeds from disposal of equipment	16,302	-
Capital expenditures and other additions	-	(16,127)
Loan to a related party	(85,000)	(6,000,000)
Repayment from a related party	-	145,592
Net cash used in investing activities	(68,698)	(5,870,535)

Cash flows from financing activities
Loans from related parties	818,500	2,749,250
Net proceeds from issuance of common stock	-	18,601
Net cash provided by financing activities	818,500	2,767,851

Effect of exchange rate fluctuations on cash and cash equivalents	(130,964)	(178,370)

Net decrease in cash and cash equivalents	(423,761)	(5,735,582)

Cash and cash equivalents at beginning of period	477,309	6,809,485
Cash and cash equivalents at end of period	$53,548	$1,073,903

Supplemental cash flow information
Income tax paid	$-	$-
Interest paid	$-	$17,991
Non-cash investing and financing activities:
Offset short-term borrowings - related party against loans to a related party (including accrued interests)	86,023	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Lianluo Smart Limited (“Lianluo Smart” or the “Company”) (previously known as “Dehaier Medical Systems Limited”) was incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on July 22, 2003. On November 21, 2016, the Company changed its name from Dehaier Medical Systems Limited to Lianluo Smart Limited, and its NASDAQ stock ticker from DHRM to LLIT.

Lianluo Smart distributed and provided after-sale services for medical equipment in China mainly through its wholly-owned subsidiary, Beijing Dehaier Medical Technology Co., Limited (“BDL”).

On February 1, 2016, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“LCL”) was formed in Beijing, the PRC, for the business development in the portable health device market.

During the late 2015, BDL intended to discontinue part of its product lines among the traditional medical device business, which has been approved by the Board of Resolution on February 22, 2016.

Currently, Lianluo Smart owns 100% of LCL and LCL owns 100% of BDL.

Lianluo Smart, through its subsidiaries, now distributes branded, proprietary medical equipment, such as sleep apnea machines, ventilator air compressors, and laryngoscope. Standard product registration, product certification and quality management system have been established; ISO13485 industry standard has also already been passed. It also has the distribution rights for a number of international medical equipment suppliers for products including ventilator, laryngoscope, sleep apnea machines and other medical equipment accessories. Starting from fiscal 2018 the Company is providing examination service to hospitals and medical centers through its developed medical wearable device. Doctors could refer to examination result provided by the device in making diagnosis regarding Obstructive Sleep Apnea Syndrome (“OSAS”).

“Lianluo Smart” and the “Company” collectively refer to Lianluo Smart, a BVI registered company, and its subsidiaries, BDL and LCL.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position, results of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2018. The unaudited condensed consolidated balance sheet at December 31, 2018 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The interim results for the six months ended June 30, 2019 are not necessarily indicative of the results expected for the full fiscal year.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

Going Concern

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

The Company has suffered recurring losses from operations, and records a working capital deficit of $937,906 as of June 30, 2019. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The Company’s principal sources of liquidity have been proceeds from issuances of equity securities and loans from related parties. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, a shareholder has indicated the intent and ability to provide additional financing. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stock holders, in the case of equity financing.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as going concern.

Basis of Consolidation

The unaudited condensed consolidated financial statements include the accounts of Lianluo Smart and its wholly-owned subsidiaries (collectively, the “Company”). All inter-company transactions and balances are eliminated in consolidation. The results of subsidiaries are recorded in the unaudited condensed consolidated statements of operations and comprehensive loss.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, reserve for doubtful accounts, valuation of inventories, impairment testing of long term assets, warranty obligation, warrants liability, stock-based compensation, useful lives of intangible assets and property and equipment, realization of deferred tax assets and the discount rate used to determine the present value of lease payments. Actual results could differ from those estimates.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

Leases

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (Topic 842), which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. In July 2018, the Financial Accounting Standards Board issued ASU No. 2018-11, Leases - Targeted Improvements, which provides an additional transition method.

The Company adopted the new leasing standard effective January 1, 2019, using the modified retrospective approach and applying the transition method which does not require adjustments to comparative periods nor require modified disclosures in the comparative periods. The Company elected to use the package of practical expedients so as to not reassess whether a contract is or contains a lease, lease classification, and initial direct costs, for contracts that expired or existed prior to the effective date. The Company also elected to combine its lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term. As the lessee to material operating leases, the most significant impact of adoption of the new leasing standard relates to the recognition of right-of-use assets of $79,244 and lease liabilities of $43,070 as of January 1, 2019 for the Company’s operating leases.

The Company accounts for leases by first determining if an arrangement is a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate, therefore, the incremental borrowing rate based on the information available at commencement date was used to determine the present value of lease payments. The right-of-use assets exclude lease incentives, which are accounted as a reduction of lease liabilities if they have not yet been received. The Company’s lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Lease expense related to lease components is recognized on a straight-line basis over the lease term.

Equity Securities

As of December 31, 2018, the Company’s non-marketable equity securities were investments in a privately held company. The carrying value of the Company’s non-marketable equity securities was adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). All gains and losses on non-marketable equity securities, realized and unrealized, are recognized in non-operating other income (expenses).

As of June 30, 2019, fair value of the Company’s listed equity securities is based on quoted prices in active markets for identical assets or liabilities.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

Fair Value of Financial Instruments

ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts reported in the consolidated financial statements for current assets and current liabilities approximate fair value due to the short-term nature of these financial instruments.

Investments in listed equity securities were re-measured on a recurring basis, and are categorized within Level 1 under the fair value hierarchy.

The fair value of warrants was determined using the Black Scholes Model, with Level 3 inputs. Investments in a privately held company for which the Company elected to record using the measurement alternative were re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company currently intends to adopt this guidance for the fiscal year beginning January 1, 2020, and does not anticipate that the adoption of this guidance will have a material impact on its financial statements or disclosures because the Company does not currently have any recorded goodwill.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

3.	REVENUES

The following represents the revenues by categories, all derived from China:

	For the six months ended June 30,
	2019	2018
Categories
Product sales
Medical Devices	$59,722	$164,445
Mobile Medicine (sleep apnea diagnostic products)	81,550	65,980
OSAS service (analysis and detection)	100,941	70,868
Total revenues	$242,213	$301,293

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of June 30, 2019 and December 31, 2018 consist of the following:

	June 30, 2019	December 31, 2018
Accounts receivable	$76,051	$118,922
Less: reserve for doubtful accounts	(31,285)	(26,773)
Accounts receivable, net	$44,766	$92,149

During the six months ended June 30, 2019 and 2018, bad debts were $4,509 and $1,680 respectively.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

5.	OTHER RECEIVABLES AND PREPAYMENTS, NET

Other receivables and prepayments as of June 30, 2019 and December 31, 2018 consist of the following:

	June 30, 2019	December 31, 2018
Rental deposits	$44,633	$43,838
Prepaid expenses	71,634	271,965
Other receivables – third parties	14,324	-
Advances to employees	876	47
	131,467	315,850
Less: reserve for doubtful accounts	(87,346)	(48,069)
Other receivables and prepayments, net	$44,121	$267,781

During the six months ended June 30, 2019 and 2018, bad debts on other receivables and prepayments were $39,364 and $31,941 respectively.

6.	INVENTORIES

Inventories as of June 30, 2019 and December 31, 2018 consist of the following:

	June 30, 2019	December 31, 2018

Raw materials	$26,538	$27,638
Work in progress	904	902
Finished goods	1,089,814	1,320,562
Total inventories	$1,117,256	$1,349,102

During the six months ended June 30, 2019 and 2018, write-downs of inventories to lower of cost or net realizable value was $114 and $61,253, respectively, which were charged as cost of revenues.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2019 and December 31, 2018 consist of the following:

	June 30, 2019	December 31, 2018
Plant and machinery	$1,779,143	$1,770,626
Automobiles	139,668	139,380
Office and computer equipment	30,566	37,005
Total property and equipment	1,949,377	1,947,011
Less: Accumulated depreciation	(1,095,873)	(685,518)
Property and equipment, net	$853,504	$1,261,493

Depreciation were $414,224 and $103,922 for the six months ended June 30, 2019 and 2018, respectively. The Company did not record any impairment on its property and equipment for the six months ended June 30, 2019 and 2018.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

8.	CONSTRUCTION IN PROGRESS

Construction in progress as of June 30, 2019 and December 31, 2018 represented equipment pending installation.

9.	COMMITMENTS AND CONTINGENCIES

Leases

The lease commitments are for office premises which are classified as operating leases. These non-cancelable leases have lease terms expiring through November 2020.

Lease expense for the six months ended June 30, 2019 and 2018 was $177,464 and $158,080 respectively.

The components of lease costs, lease term and discount rate with respect of leases with an initial term of more than 12 months are as follows:

For the six months ended
June 30, 2019

Operating lease cost	$59,260
Weighted Average Remaining Lease Term - Operating leases	1.41 years
Weighted Average Discount Rate - Operating leases	5.225%

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2019:

Operating Leases
The remainder of 2019	$45,203
Fiscal year 2020	-
Fiscal year 2021	-
Fiscal year 2022	-
Fiscal year 2023	-
Thereafter	-
Total undiscounted cash flows	45,203
Less: imputed interest	(935)
Present value of lease liabilities	$44,268

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have either a three year employment contract renewable on an annual basis or non-fixed term employment contract.

Contingency

The Labor Contract Law of the People’s Republic of China requires employers to assure the liability of the severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The Company has estimated its possible severance payments of approximately $505,972 and $886,049 as of June 30, 2019 and December 31, 2018, respectively, which have not been reflected in its consolidated financial statements, because it is more likely than not that this will not be paid or incurred.

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these, or other matters, may arise from time to time that may harm our business. Other than the legal proceeding set forth below, the Company is currently not aware of any such legal proceedings or claims that the Company believe will have an adverse effect on our business, financial condition or operating results.

During the six months ended June 30, 2019, the Company has labor disputes with certain employees upon termination of their employment in April 2019. As of June 30, 2019, the Company has accrued for compensation for these employees in accordance with labor laws。

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

10.	LOSS PER SHARE

The following is a reconciliation of the basic and diluted loss per share computation for the six months ended June 30, 2019 and 2018:

	Six months ended June 30,
	2019	2018

Net loss attributable to the Company’s common shareholders	$(3,312,215)	$(3,445,375)
Weighted average shares outstanding – Basic and diluted	17,806,586	17,501,354
Loss per share – Basic and diluted	$(0.19)	$(0.20)

For the six months ended June 30, 2019 and 2018, all the outstanding warrants and options were anti-dilutive.

11.	RELATED PARTY TRANSACTIONS AND BALANCES

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Company had the following material related party transactions:

(1)	On July 1, 2018, the Company leased office premises from Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”), our major shareholder, for a period of 1 year, with an annual rental of $84,447 (RMB580,788). Rental payments charged as expenses in the six months ended June 30, 2019 and 2018 were $39,091 and $0 respectively. As of June 30, 2019 and December 31, 2018, the Company reported an outstanding rental payable of $77,104 and $42,223 to HLI.

(2)	On February 3 and April 18, 2019, Digital Grid (Hong Kong) Technology Co. Ltd (“Digital Grid”), one of HLI’s subsidiaries, borrowed from the Company loans of principal amounts of $60,000 and $25,000 for a term of 12 months with a fixed annual interest rate of 3.5%. During the six months ended June 30, 2019, the Company earned unpaid interest income of $1,023.

On May 20, 2019 the Company borrowed $90,000 from Digital Grid for a term of 12 months with a fixed annual interest rate of 3.5%. During the six months ended June 30, 2019, interest expense of $368 was incurred.

As of June 30, 2019, the Company owed a net principal and interest of $4,345 to Digital Grid.

(3)	From February to June 2019, the Company entered into loan agreements with HLI to obtain a loan of $728,500 (RMB5,000,000) for a period of 12 months with 8% annual interest. As of June 30, 2019, the Company owed principal and interest totaled $737,040 to HLI.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

12.	CONCENTRATIONS

Major Customers

For the six months ended June 30, 2019, two customers each accounted for approximately 33% and 24%, respectively, of the Company’s revenues. For the six months ended June 30, 2018, four customers each accounted for approximately 19%, 17%, 11% and 10%, respectively, of the Company’s revenues.

No other customer accounted for more than 10% of the Company’s revenues for the six months ended June 30, 2019 and 2018.

Major Suppliers

For the six months ended June 30, 2019, the sole supplier accounted for 100% of the Company’s purchases. For the six months ended June 30, 2018, three suppliers each accounted for approximately 44%, 12% and 11%, respectively, of the Company’s purchases.

No other suppliers accounted for more than 10% of the Company’s purchases for the six months ended June 30, 2019 and 2018.

13.	EQUITY

Stock Option Plan

Under the employee stock option plan, the Company’s stock options generally expire ten years from the date of grant.

The following is a summary of the option activity:

Stock options	Shares	Weighted average exercise price	Aggregate intrinsic value (1)
Outstanding as of December 31, 2018	881,867	$2.34	$-
Forfeited	(93,000)
Exercised	-
Outstanding as of June 30, 2019	788,867	2.34	$-
Exercisable as of June 30, 2019	762,667	2.42	$-

(1)	The intrinsic value of the stock options at June 30, 2019 is the amount by which the market value of the Company’s common stock of $1.23 as of June 30, 2019 exceeds the exercise price of the options.

As of June 30, 2019, 26,200 options have not been vested. For the six months ended June 30, 2019 and 2018, the Company recognized $69,177 and $166,210 respectively, as compensation expense under its stock option plan. As of June 30, 2019, unrecognized share-based compensation expense related to options was $16,577.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

14.	WARRANTS

On April 28, 2016, the Company signed Share Purchase Agreement (“SPA”) with HLI. In this SPA, HLI is entitled with 1,000,000 warrants to acquire from the Company 1,000,000 common shares at purchase price of $2.20 per share. The new warrants will be exercisable at any time.

1,000,000 warrants were issued and outstanding as of June 30, 2019 and December 31, 2018

The fair value of the outstanding warrants was calculated using the Black Scholes Model with the following assumptions:

	June 30, 2019	December 31, 2018
Market price per share (USD/share)	$1.23	$1.13
Exercise price (USD/share)	2.20	2.20
Risk free rate	1.86%	2.6%
Dividend yield	0%	0%
Expected term/Contractual life (years)	6.8	7.3
Expected volatility	262.47%	256.20%

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 3 inputs:

	Six months ended June 30,
	2019	2018

Beginning balance	$1,129,246	$1,729,111
Fair value change of the issued warrants included in earnings	99,821	110,018
Ending balance	$1,229,067	$1,839,129

The following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding as of January 1, 2019	1,000,000	$2.20
Granted	-
Forfeited	-
Exercised	-
Redeemed	-
Outstanding as of June 30, 2019	1,000,000	$2.20

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

15.	SUBSEQUENT EVENTS

On July 19, 2019, July 22, 2019 and August 6, 2019, the Company borrowed an aggregate unsecured amount of RMB1.5 million ($0.22 million) from HLI for a term of twelve months, with a fixed annual interest rate 8%.

On November 28, 2019, the Company borrowed an aggregate unsecured amount of $0.017 million from DGHKT for a term of twelve months, with a fixed annual interest rate 3.5%.